UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

EVINE Live, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

300487 90 5
(CUSIP Number)

DANIELE BEASLEY
COVE STREET CAPITAL, LLC
2101 East El Segundo Boulevard
Suite 302
El Segundo, California 90245
 (424) 221-5897

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300487 90 5

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,315,004
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,315,004
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP NO. 300487 90 5

1	NAME OF REPORTING PERSON Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,315,004
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,315,004
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 300487 90 5

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value per share (the “Shares”), of EVINE Live, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6740 Shady Oak Road, Eden Prairie, MN 55344-3433.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii)	Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, California 90245.

(c)           The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Bronchick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,315,004 Shares beneficially owned by CSC is approximately $17,269,983, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts in which CSC has discretionary investment and voting power. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. As such, CSC, subject to applicable legal requirements, may in the future acquire additional securities of the Issuer on behalf of CSC's clients or dispose of some or all of CSC's current holdings of the Securities in the ordinary course of CSC's business and the management of its client accounts.

CUSIP NO. 300487 90 5

In recent conversations with the Issuer regarding operational improvements and strategic direction, the Reporting Persons have made suggestions in regard to enhancing the composition of the Issuer’s Board of Directors (the “Board”). No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board regarding the composition of the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,125,435 Shares outstanding, which is the total number of Shares outstanding as of November 25, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 3, 2015.

A.	CSC

(a)	As of the close of business on March 29, 2016, CSC beneficially owned 5,315,004 Shares.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 5,315,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,315,004
4. Shared power to dispose or direct the disposition: 0

(c)	CSC has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 300487 90 5

B.	Mr. Bronchick

(a)	Mr. Bronchick, as a member of CSC, may be deemed the beneficial owner of the 5,315,004 Shares owned by CSC.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 5,315,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,315,004
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bronchick has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 29, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Cove Street Capital, LLC and Jeffrey Bronchick, dated March 29, 2016.

CUSIP NO. 300487 90 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2016

COVE STREET CAPITAL, LLC

By:	/s/ Daniele Beasley
	Name:	Daniele Beasley
	Title:	Chief Compliance Officer; Member

/s/ Jeffrey Bronchick
Jeffrey Bronchick